Via Facsimile and U.S. Mail
Mail Stop 6010

May 14, 2009

Mr. Monte B. Tobin
Mach One Corporation
President, Chief Financial Officer
(Principal Financial Officer)
974 Silver Beach Road
Belgium, WI 53004

>   **Re: Mach One Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed May 13, 2009**
>   **File No. 333-146744**

Dear Mr. Tobin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Changes in Registrant's Certifying Accountant.

1.   Your disclosure in the third paragraph states that the Larry O'Donnell CPA, PC's report on the financial statements for the fiscal years ended December 31, 2007 and 2008 "was not qualified or modified as to uncertainty, audit scope or accounting principles except for concerns about the Company's ability to continue

as a going concern". We were unable to find such disclosure in the report
included in the Form 10-K filed April 15, 2009. Please advise or revise.

2.   The current disclosure in the seventh paragraph does not appear to comply with
        Item 304(a)(2). Please amend the filing to address the following matters:

        a.   In part (i) of the first sentence, please revise your disclosure to explicitly
                state "a specified transaction, either completed or proposed";

        b.   In part (ii) of the first sentence, please revise your disclosure to also state
                whether "…a written report was provided to the registrant or oral advice
                was provided that the new accountant concluded was an important factor
                considered by the registrant in reaching a decision as to the accounting,
                auditing or financial reporting issue"; and

        c.   In part (iii) of the first sentence, please revise your disclosure to state
                whether you consulted the new auditors regarding "any matter that was
                either the subject of a disagreement (as defined in paragraph
                304(a)(1)(iv)…".

3.   Upon amending your filing, please include, as Exhibit 16, an updated letter from
        your former accountants, Larry O'Donnell CPA, PC, as required by Item
        304(a)(3) of Regulation S-K. Please ensure that your former accountants date
        their letter.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant